May 31, 2012

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Attention:    Rufus Decker, Accounting Branch Chief

   Lisa Etheredge, Staff Accountant

Re:	Textainer Group Holdings Limited

     Form 20-F for the Fiscal Year Ended December 31, 2011 Filed March 15, 2012 (the

     “2011 Form 20-F”)

     File No. 1-33725

Ladies and Gentlemen:

Textainer Group Holdings Limited (“we” or “the Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) received by letter dated May 16, 2012, relating to the above-referenced filing.

All notices and orders regarding this letter should be sent to:

Textainer Group Holdings Limited

c/o Textainer Equipment Management (U.S.) Limited

Attention: Hilliard C. Terry, III

650 California Street, 16th floor

San Francisco, CA 94108

Phone: (415) 658-8214

Fax: (415) 434-0599

Email: hct@textainer.com

For the Staff’s convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Securities and Exchange Commission

Re:   Textainer Group Holdings Limited

May 31, 2012

Form 20-F for the Year Ended December 31, 2011

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that refers to amending your Form 20-F, these revisions may be included in your future filings.

Company Response to Staff Comment No. 1:

The Company notes the Staff’s comment and is prepared to file an amended Form 20-F for 2011 to address Comment No. 7 and fix the incorrect reference to 2010 as the cut-off date for the Company’s disclosure controls and procedures evaluation. The Company will address the Staff’s other comments in subsequent 6-K and 20-F filings where applicable.

Item 3. Key Information, page 3

A.   Selected Financial Data, page 3

2.	Since your definition of EBITDA excludes additional items, such as the gain on sale of containers to noncontrolling interest, please revise the title to indicate that fact. For example, please consider revising to refer to the measure as Adjusted EBITDA.

Company Response to Staff Comment No. 2:

The Company notes the Staff’s comment and, in light of a review of the Company’s current financial reporting policies, we do not believe that EBITDA is a performance metric that the Company currently needs to disclose in its quarterly reports on Form 6-K and annual reports on Form 20-F. Accordingly, these future filings will not include EBITDA.

Item 5. Operating and Financial Review and Prospects, page 51

3.	You disclose on page 40 that you are expanding into the refrigerated container market. Please tell us how you considered enhancing your MD&A to more fully explain your efforts towards expansion, the business reasons for the expansion, as well as how your financial results have been and are expected to be affected by the expansion.

Company Response to Staff Comment No. 3:

The Company announced that it had entered the refrigerated container market in January 2008. As of December 31, 2011, the Company had grown its fleet of owned and managed refrigerated

Securities and Exchange Commission

Re:   Textainer Group Holdings Limited

May 31, 2012

containers to more than 22,600 containers, representing more than 43,900 Twenty-foot Equivalent Units (“TEU”). Accordingly, we disclosed in Item 5. “Operating and Financial Review and Prospects” in the “Executive Summary” on page 51 that the Company acquired 18,000 TEU of new refrigerated containers in 2011 and in the “2012 Outlook” on page 52 that the Company’s capital expenditures for refrigerated containers in 2011 were the highest in the Company’s history and that the Company had already ordered 10,000 TEU of refrigerated containers in 2012 as of March 1, 2012.

The Company advises the Staff that the economic returns the Company expects to receive for refrigerated containers are similar to that of standard dry freight containers. Accordingly, additional disclosures about the Company’s expansion into the refrigerated container market were not necessary in Item 5. “Operating and Financial Review and Prospects” to explain the business reasons for the Company’s expansion into the refrigerated container market and how the Company’s financial results have been and are expected to be affected by the expansion. The Company advises the Staff that, in future filings, it will note that the expected returns on investments in refrigerated containers are similar to that of standard dry freight containers and continue to consider the need for enhancing disclosures about its expansion into the refrigerated container market.

Segment Information, page 59

4.	You disclose on page 59 that income before tax and noncontrolling interest attributable to the Container Management segment increased by nearly $21 million primarily due to a $21 million increase in management fees. It is unclear what caused the significant increase in management fees for the Container Management segment. Furthermore, since consolidated management fees for 2011 are comparable to the amount of consolidated management fees for 2010, it appears that one of your other segments must have experienced a significant decline in management fees during 2011. However, your MD&A does not appear to describe a significant decline in management fees for any segment during 2011. Please revise your disclosures accordingly.

Company Response to Staff Comment No. 4:

The Company advises the Staff that the increase in its Container Management segment’s management fees of $21.3 million included $21.2 million of increases in acquisition fees, operating lease management fees and sales commissions charged to the Company’s Container Ownership and Container Resale segments, which are eliminated in the “Eliminations” column of the Company’s segment footnote included in Note 12 “Segment Information” to the Company’s audited financial statements included in the 2011 Form 20-F (pages F-34 through F-36). For this reason, the Company’s consolidated management fees for 2011 were comparable to 2010. The Company advises the Staff that, in future filings, it will include a discussion of inter-segment revenues in Item 5. “Operating and Financial Review and Prospects—A. Operating Results —Segment Information.” An example of how such revised disclosure would look (marked to show the types of changes that we would expect to make to the relevant disclosure that was included in the 2011 Form 20-F, with deletions indicated by strikethrough text and additions indicated by underlined text) is included in the Company’s response to Staff Comment No. 5 below.

Securities and Exchange Commission

Re:   Textainer Group Holdings Limited

May 31, 2012

5.	Please enhance your segment MD&A to provide a more comprehensive explanation of the specific business reasons for fluctuations in the financial statement line items of each of your segments. Your enhanced explanations should include quantification of the factors impacting your results where possible. For example, you indicate that the increase in income before income tax and noncontrolling interest attributable to the Container Ownership segment was due to increased fleet size and higher utilization but you do not quantify the extent to which either of these factors has changed during the periods presented. Your revised disclosures for each segment should quantitatively discuss the impact of inter-segment transactions, since these amounts are material and appear to be included in the measures used by management and discussed in the segment MD&A. For each period presented, please also revise your segment MD&A to separately discuss, with quantification, the business reasons for changes in the amounts presented in the “other” and “eliminations” columns of your segment footnote on page F-34.

Company Response to Staff Comment No. 5:

The Company advises the Staff that, in future filings, it will enhance its Item 5. “Operating and Financial Review and Prospects—A. Operating Results—Segment Information” to provide a more comprehensive explanation of the specific business reasons for fluctuations in the financial line items of each of its segments and to include quantification of factors impacting its results where possible. In addition, the Company’s revised disclosures in Item 5. “Operating and Financial Review and Prospects—A. Operating Results—Segment Information” will include quantitative discussions about the impact of material inter-segment transactions and separate discussions, with quantification, the business reasons for material changes in the amounts presented in the “Other” and “Eliminations” columns of the Company’s segment disclosures included in the footnotes to the Company’s audited financial statements. An example of how such revised disclosure would look (marked to show the types of changes that we would expect to make to the relevant disclosure that was included in the 2011 Form 20-F, with deletions indicated by strikethrough text and additions indicated by underlined text) is as follows:

Securities and Exchange Commission

Re:   Textainer Group Holdings Limited

May 31, 2012

Segment Information

The following table summarizes our income before income tax and noncontrolling interest attributable to each of our business segments, other activities unrelated to the reportable business segments and inter-segment eliminations for the years ended December 31, 2011 and 2010 and 2009 ~~(before inter-segment eliminations)~~ and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2011	2010	2009	2011 and 2010	2010 and 2009
	(Dollars in thousands)
Container ownership	$177,694	$119,772	$95,178	48.4%	25.8%
Container management	36,772	15,901	9,981	131.3%	59.3%
Container resale	10,759	7,995	7,993	34.6%	0.0%
Other	(3,314)	(2,815)	(2,686)	17.7%	4.8%

Eliminations	(13,412)	(2,596)	(1,665)	416.6%	55.9%

	$208,499	$138,257	$108,801

Income before income tax and noncontrolling interest attributable to the Container Ownership segment increased $57,922 (48.4%) from 2010 to 2011. ~~primarily due to an increase in fleet size and higher utilization.~~ This increase primarily consisted of a $91,942 increase in lease rental income~~,~~ primarily due to a 29.5% increase in the size of our owned fleet, a 7.1% increase in per diem rental rates and a 3.4 percentage point increase in utilization for our owned fleet and a $19,773 noncash gain on sale of containers to noncontrolling interest due to TMCL’s capital restructuring~~, a $3,981 increase in gain on sale of containers, net and a $1,572 decrease in structuring fees paid by TMCL for container purchases~~, partially offset by a $26,740 increase in interest expense~~,~~ due to an increase in average debt balances of $550,162 and an increase in average interest rates of 1.01 percentage points and a $25,245 increase in depreciation expense due to a $34,767 increase resulting from an increase in fleet size and higher average price of containers purchased, partially offset by a $9,522 decrease resulting from an increase in estimated residual values used in the calculation of depreciation expense.~~, a $2,862 increase in bad debt expense, net, a $2,641 increase in direct container expense, a $1,048 increase in overhead expense and a $980 increase in realized losses on interest rate swaps and caps, net.~~

Income before income tax and noncontrolling interest attributable to the Container Ownership segment increased $24,594 (25.8%) from 2009 to 2010. ~~primarily due to an increase in fleet size and higher utilization.~~ This increase primarily consisted of a $46,146 increase in lease rental income primarily due to a 16.6% increase in the size of our owned fleet, a 9.6 percentage point increase in utilization for our owned fleet and a 2.2% increase in per diem rental rates, a $15,503 increase in gain on sale of containers, net due to an increase in average sales proceeds of $321 per unit and a 298.3% increase in the number of containers placed on sales-type leases, a $8,384 decrease in direct container expense due to an increase in utilization~~, a $4,764 decrease in realized losses on interest rate swaps and caps, net and a $3,178 decrease in bad debt expense, net~~, partially offset by a $19,398 gain from early extinguishment of debt recorded in

Securities and Exchange Commission

Re:   Textainer Group Holdings Limited

May 31, 2012

2009, a change in unrealized (losses) gains on interest rate swaps and caps, net from net gains of $11,147 in 2009 to net losses of $4,021 in 2010 due to a decrease in long-term interest rates during 2010 compared to an increase in long-term interest rates during 2009 and~~,~~ a $10,802 increase in depreciation expense due to an increase in fleet size.~~, a $6,401 increase in interest expense and a $1,154 increase in structuring fees paid by TMCL for container purchases.~~

Income before income tax and noncontrolling interest attributable to the Container Management segment increased $20,871 (131.3%) from 2010 to 2011 primarily due to a $21,326 increase in management fees, ~~which included a $12,709 increase in acquisition fees~~ partially offset by a $1,031 increase in overhead expense. The increase in management fees included increases in acquisition fees, operating lease management fees and sales commissions of $11,939, $8,255 and $972, respectively, received from our Container Ownership and Container Resale segments due to the increased size of the container fleet, which are eliminated in consolidation.

Income before income tax and noncontrolling interest attributable to the Container Management segment increased $5,920 (59.3%) from 2009 to 2010 primarily due to a $10,644 increase in management fees, partially offset by a $1,703 increase in short-term incentive compensation expense, a $1,581 increase in long-term incentive compensation expense and a $1,121 increase in overhead expense. The increase in management fees included increases in operating lease management fees and acquisition fees of $6,100 and $1,221, respectively, received from our Container Ownership and Container Resale segments due to the increased size of the container fleet, which are eliminated in consolidation. The remaining increase in management fees was primarily due to improved fleet performance and additional fees earned from managing Amficon and Capital Intermodal for a full year in 2010 compared to a partial year in 2009.

Income before income tax and noncontrolling interest attributable to the Container Resale segment increased $2,764 (34.6%) from 2010 to 2011 primarily due to a $2,508 increase in gains on container trading, net primarily resulting from a 76.9% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell.~~higher volume of trading containers sales.~~

Income before income tax and noncontrolling interest attributable to the Container Resale segment was relatively flat for the fiscal year ended December 31, 2010 compared to the fiscal year ended December 31, 2009 due to an increase in sales commissions primarily resulting from an increase in average managed container sales prices, partially offset by an increase in overhead expenses.

Loss before income tax and noncontrolling interest attributable to Other activities unrelated to our reportable business segments increased $499 (17.7%) from 2010 to 2011 primarily due to $638 of long-term incentive compensation expense recorded in 2011 for restricted share units that were granted to our board of directors under our 2007 Share Incentive Plan in January and May 2011.

Loss before income tax and noncontrolling interest attributable to Other activities unrelated to our reportable business segments was relatively flat for the fiscal year ended December 31, 2010 compared to the fiscal year ended 2009.

Securities and Exchange Commission

Re:   Textainer Group Holdings Limited

May 31, 2012

Segment eliminations increased $10,816 (416.6%) from 2010 to 2011 primarily due to an $11,939 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $1,053 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful economic lives of the containers, which is eliminated in consolidation.

Segment eliminations increased $931 (55.9%) from 2009 to 2010 primarily due to a $1,221 increase in acquisition fees charged by our Container Management segment to our Container Ownership segment.

Operating Activities, page 70

6.	In order to help investors better understand your liquidity needs and the reasons for changes in your financial condition, please revise to provide a more robust discussion of changes in operating cash flows between the periods presented. Your revised discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for any material fluctuations. Refer to Item 303(a) of Regulation S-K.

Company Response to Staff Comment No. 6:

The Company advises the Staff that, in future filings, it will provide a more robust discussion of changes in operating cash flows between the periods presented in Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flow—Operating Activities” to quantify the impact of the line item(s) which contributed most to the changes and to provide detailed explanations of the reasons for any material fluctuations. An example of how such revised disclosure would look is as follows:

    Operating Activities

Net cash provided by operating activities increased $49,462 (30.2%) from 2010 to 2011 primarily due to a $73,619 increase in net income adjusted for non-cash items such as depreciation expense and gain on sale of containers to noncontrolling interest resulting primarily from a 29.5% increase in the size of our owned fleet due to the purchases of new containers, a 7.1% increase in per diem rental rates for our owned fleet and a 3.4 percentage point increase in utilization for our owned fleet due to improved conditions in the container leasing industry. These increases were partially offset by a $17,096 higher increase in accounts receivable, net during 2011 compared to 2010 mainly due to a larger fleet size and a $12,566 increase in trading containers, net during 2011 compared to an $867 decrease during 2010 due to more trading containers being available for purchase.

Net cash provided by operating activities increased $50,121 (44.1%) from 2009 to 2010 primarily due to a $55,200 increase in net income adjusted for non-cash items such as

Securities and Exchange Commission

Re:   Textainer Group Holdings Limited

May 31, 2012

depreciation expense and amortization of debt issuance costs resulting primarily from a 16.6% increase in the size of our owned fleet due to the purchase of new containers, a 9.6 percentage point increase in utilization for our owned fleet and a 2.2% increase in per diem rental rates due to improved conditions in the container leasing industry. This increase was partially offset by a $2,782 decrease in accounts payable in 2010 compared to an $898 decrease in 2009.

Item 15. Controls and Procedures, page 98

A.   Disclosure Controls and Procedures, page 98

7.	Your filing describes an evaluation of disclosure controls and procedures as of December 31, 2010. Please confirm to us in your supplemental response that you performed an evaluation of the effectiveness of your disclosure controls and procedures as of December 31, 2011 and amend your Form 20-F to disclose the correct date. In doing so, please ensure that you file updated certifications that refer to the Form 20-F/A.

Company Response to Staff Comment No. 7

The Staff’s comment is noted. The December 31, 2010 date as the cut-off date for the evaluation of the effectiveness of Company disclosure controls and procedures was a typographical error. The correct date reference should be December 31, 2011. The Company is prepared to file a Form 20-F/A to correct this error.

Audited Consolidated Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page F-9

(b) Principles of Consolidation and Variable Interest Entity, page F-10

8.	Please revise to disclose how TL and WFC have agreed to allocate profits and losses associated with the VIE.

Company Response to Staff Comment No. 8:

The Company advises the Staff that TW Container Leasing, Ltd.’s profits and losses are allocated on the same basis as the ownership of its common shares and related voting rights (25% to Textainer Limited and 75% to Wells Fargo Container Corp.) and that such will be disclosed in the footnotes to the Company’s audited financial statements in future filings.

Securities and Exchange Commission

Re:   Textainer Group Holdings Limited

May 31, 2012

Note 2 – Gain on Sale of Containers to Noncontrolling Interest, page F-20

9.	Please revise your financial statement footnotes to include the disclosures required by ASC 810-10-50-1A(d) and ASC 810-10-55-4M.

Company Response to Staff Comment No. 9:

The Company advises the Staff that, in future filings, the footnotes to the Company’s audited financial statements will include a schedule showing the changes in the Company’s shareholders’ equity resulting from changes in its ownership interest in Textainer Marine Containers Limited as required by Accounting Standards Codification (“ASC”) Topic 810 “Consolidation” sections 10-50-1A(d) and 10-55-4M. An example of how such revised disclosure would look is as follows:

Changes in the Company’s shareholders’ equity resulting from changes in its ownership interest in Textainer Marine Containers Limited (“TMCL”) for the years ended December 31, 2011, 2010 and 2009 were as follows:

	2011	2010	2009
Net income attributable to Textainer Group Holdings Limited (“TGH”) common shareholders	$189,606	$120,031	$90,776

Transfers (to) from the noncontrolling interest:
Decrease in TGH’s additional paid-in capital for TMCL capital restructuring	(43,010)	-	-

Transfers (to) from noncontrolling interest	(43,010)	-	-

Change from net income attributable to TGH common shareholders and transfers (to) from noncontrolling interest	$146,596	$120,031	$90,776

Note 11 – Revolving Credit Facilities, Bonds Payable, and Secured Debt Facility, and Derivative Instruments, page F-30

10.	Please revise to more fully explain what is meant by an Early Amortization Event, including the impact such an event would have upon the liquidity and financial condition of Textainer Group Holdings Limited, its subsidiaries and your joint venture with Wells Fargo (TW). Please tell us how you considered whether the existence of an Early Amortization Event affected your compliance with debt covenants in your other borrowings as of December 31, 2011. Please also revise to explain how and when you intend to regain compliance with the debt covenants associated with the TW Credit Facility and how you would be affected if you were unable to regain compliance. Similarly revise the liquidity section of your MD&A as well.

Securities and Exchange Commission

Re:   Textainer Group Holdings Limited

May 31, 2012

Company Response to Staff Comment No. 10

As disclosed on page F-30 of the 2011 Form 20-F, TW, the Company’s joint venture with Wells Fargo entered into a credit agreement in August 2011. This credit agreement was entered into in connection with the formation of TW. As TW is a new venture in its startup phase, it currently is fairly limited in size. As noted on page F-31, as of December 31, 2011, TW only had approximately $8 million of borrowings and $10 million of assets (for comparison, the 2011 20-F notes that Textainer Group Holdings Limited’s consolidated total assets were approximately $2.3 billion and total liabilities were approximately $1.6 billion at the end of 2011).

If unresolved, the Early Amortization Event referred to page F-31 would result in cash flow from lessee payments on TW owned leases being applied to principal reduction on amounts borrowed under the TW credit facility in a higher priority of payment and unrestricted distributions to TW would not occur until full principal repayment. If the Early Amortization Event continued for a significant amount of time, it would negatively impact TW’s financial condition as TW would no longer have access to liquidity in order to grow the business but this would not have a material impact on Textainer Group Holdings Limited on a consolidated basis given the small size of TW and the extent of Textainer Group Holdings Limited’s nominal equity investment in TW. The Company previously determined that the Early Amortization Event had no impact on the terms or covenants in any other Company borrowings. The Early Amortization Event ended on March 26, 2012 when the TW Credit Facility was amended, including amending covenants that caused the Early Amortization Event. This resolution has been disclosed in our Form 6-K filed on May 11, 2012. The response to Comment No. 11 (below) provides details on the nature and cause of the Early Amortization Event and describes the subsequent amendment to the TW Credit Facility.

11.	It appears that currently you can’t borrow any additional funds under the TW Credit Facility. Please revise your disclosures here and in the liquidity section of your MD&A to describe the terms of each covenant violated, including a presentation of the required and actual ratios/amounts for each period presented. Please also disclose how the actual covenant ratios/amounts are computed for each period presented by reconciling them to GAAP amounts. Any known changes in the required covenant ratios/amounts at future covenant compliance dates should also be disclosed. Please also disclose the duration of the original waiver, the dates that subsequent extensions, if any, were obtained and the duration of those subsequent extensions. If consideration was paid to obtain any waiver, please disclose the amount for each period presented. Please also disclose whether you expect to be in compliance without needing waivers at each future covenant compliance date in the next twelve months.

Securities and Exchange Commission

Re:   Textainer Group Holdings Limited

May 31, 2012

Company Response to Staff Comment No. 11

As noted on page F-31 of the 2011 Form 20-F, “TW was not in compliance with the TW Credit Facility’s debt service coverage covenants and owner container concentration limits set forth by the TW Credit Facility’s Asset Base covenants, primarily due to such covenants failing to take into account how they should be applied to commitments to fund TW’s initial container financings.” As noted in response to Comment No. 10 above, TW was formed in August 2011, is still in its startup phase and has a very limited amount of assets and liabilities when compared to the Company’s consolidated financial condition and results.

When the TW Credit Facility was initially negotiated and entered into the covenants were structured anticipating a sizable amount of borrowing under the $425 million facility and a diverse customer base for TW. As of December 31, 2011, TW only had a few customers, accordingly it was unable to meet the “Lease Concentration Limits” covenant which requires, among other things, that no one customer exceed 15% of its lease portfolio. At that time it was also unable to meet the debt service coverage ratio test in the TW Credit Facility which requires that collections on leases owned by TW (minus management fees, lender agent fees and certain company expenses) exceed 115% of interest expenses (including commitment fees and certain hedging costs). As of December 31, 2011, TW had only borrowed approximately $8 million of the $425 million TW Credit Facility, therefore commitment fees of 0.5% are due on almost the entire amount of the TW Credit Facility and would exceed $2 million on an annualized basis. Given the large size of the fees relative to TW’s initial borrowings, it was out of compliance with the debt service coverage ratio test as of December 31, 2011.

On January 9, 2012, effective as of December 29, 2011, the lenders and administrative agent under the TW Credit Facility provided a waiver for the covenant non-compliance effective until the earlier of March 31, 2012 or the date on which the TW Credit Facility was amended to revise the covenants which were not previously in compliance. On March 26, 2012 such an amendment was entered into by the parties. The amendment changed the Lease Concentration Limits covenant to note that this covenant would not apply until TW had at least ten customers. The amendment also excluded commitment fees and borrower expenses from the calculation of the debt service coverage ratio until TW has over $225 million in assets. The Company and TW did not pay any consideration for the waiver or for the amendment. Given the entry of the amendment, the Company does not anticipate future waivers will be needed to address issues raised by the “startup” nature of TW. As the amendment was effective when entered, borrowings are currently available under the TW Credit Facility. The Company disclosed the resolution of the covenant violation in its first quarter Form 6-K, which was filed on May 11, 2012.

Securities and Exchange Commission

Re:   Textainer Group Holdings Limited

May 31, 2012

Note 12 – Segment Information, page F-34

12.	Please revise to disclose also external customer sales for each segment as required by ASC 280-10-50-22.a and ASC 280-10-55-48. Your current revenue disclosure for each segment includes inter-segment management fees.

Company Response to Staff Comment No. 12

The Company advises the Staff that management fees included in Note 12 “Segment Information” on page F-34 of its audited financial statements for its Container Management and Container Resale segments, bifurcated between management fees to external customers and inter-segment management fees, were as follows for each period presented:

	Container Management	Container Resale
2011
Management fees to external customers	$24,603	$4,721
Inter-segment management fees	$44,751	$5,599

2010
Management fees to external customers	$23,678	$5,459
Inter-segment management fees	$24,350	$4,627

2009
Management fees to external customers	$20,064	$5,164
Inter-segment management fees	$17,320	$4,437

The Company advises the Staff that, in future filings, it will revise its segment disclosures included in the footnotes to the Company’s audited financial statements to separately disclose segment revenues from external customers and inter-segment revenues as required by ASC Topic 280 “Segment Reporting” sections 10-50-22.a and 10-55-48.

*  *  *  *  *

As requested by the Staff, in connection with the Company’s responses, the Company acknowledges that—

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission

Re:   Textainer Group Holdings Limited

May 31, 2012

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (+1.415.658.8214) or hct@textainer.com. In addition, we respectfully request that you provide an electronic (“e-mail”) copy of any additional comments you may have to my attention. Thank you for your assistance.

Very truly yours,

TEXTAINER GROUP HOLDINGS LIMITED

/s/ Hilliard C. Terry, III

Hilliard C. Terry, III
Executive Vice President and Chief Financial Officer